Exhibit 99.1

Daqo New Energy 2018 Polysilicon Order Book 90.2% Filled

February 5, 2018, CHONGQING, China -- Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced that its polysilicon order book for 2018 is already 90.2% filled with the signing of multiple long-term contracts with Chinese solar manufacturing companies.

The Company has entered into multiple long-term contracts with pre-fixed purchase volumes and floating purchase prices that can be negotiated on a monthly basis. As the supply of ultra-high-quality polysilicon for mono wafer is expected to tighten throughout 2018, the Company expects to collect pre-payments from a number of customers that are eager to secure their orders.

Mr. Longgen Zhang, Chief Executive Officer of Daqo New Energy, commented “I’m pleased to see that our polysilicon order book for 2018 is 90.2% filled just one month into the year. I believe that it demonstrates the effectiveness of our strategy to turn ourselves into a reliable and preferred supplier for many top-tier Chinese solar manufacturers. We will continue to invest in technology to further enhance our operation efficiency and improve the quality of our polysilicon, while at the same time increase our capacity through overall expansion, innovation and equipment upgrades.”

About Daqo New Energy Corp.

Founded in 2008, Daqo New Energy Corp. (NYSE: DQ) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. As one of the world's lowest cost producers of high-purity polysilicon and solar wafers, the Company primarily sells its products to solar cell and solar module manufacturers. The Company has built a manufacturing facility that is technically advanced and highly efficient with a nameplate capacity of 18,000 metric tons in Xinjiang, China. The Company also operates a solar wafer manufacturing facility in Chongqing, China.

For further information, please contact:

Daqo New Energy Corp.

Investor Relations

Phone: +86-187 1658 5553

Email: dqir@daqo.com

SOURCE: Daqo New Energy Corp.